[DAVIS GRAHAM & STUBBS LLP LETTERHEAD]


                                 March 22, 2005



VIA FEDERAL EXPRESS AND EDGAR
-----------------------------

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:   Kestrel Energy, Inc.
                Form 10-KSB, for the year ended June 30, 2004
                File No. 0-9261

Dear Mr. Schwall:

      This letter responds to the staff's letter of March 8, 2005. For convenience we have reflected your questions preceding our responses thereto.

Item 8A Controls and Procedures, page 12

      1. Your disclosures do not appear to be in accordance with the guidance in
Item 307 of Regulation S-B and SEC Release No. 33-8238. For example, your evaluation of disclosure controls should have occurred as of the end of the most recent fiscal year. Please update your evaluation and revise your disclosure accordingly.

      Response: The Company has revised this Item 8A in accordance with the guidance in Item 307 of Regulation S-B and SEC Release No. 33-8238.

Note 1 Summary of Significant Accounting policies, page F-8

      Property and Equipment

      2. It is unclear from your disclosures what reserves you have included in the denominator for calculating depletion and amortization expense for acquisition costs and well development costs. Please expand your disclosure to clarify that your development costs are amortized using proved developed reserves rather than total proved reserves, and that acquisition costs are amortized by using total proved reserves as the denominator, if true. Otherwise, please submit an analysis showing how your financial statements would need to change, for each period presented, to reflect the accounting required under paragraphs 30 and 35 of SFAS 19.

      Response: The disclosure in Note 1 has been expanded as you requested.

Note 5 Income Taxes, page F-15

      3. We note that you have not disclosed the reconciliation of reported income tax expense attributed to continuing operations, to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations, that is required under paragraph 47 of SFAS 109. Please expand your disclosures to include this reconciliation; clearly identify each reconciling item.

      Response: We have added a table to Note 5 to include the reconciliation, noting that the Company has a loss carryforward which does not require it to actually pay any such taxes at this time.

      If you have any questions or would like to discuss this matter in more detail, please call me at (303) 892-7484.


                                          Very truly yours,



                                          /s/ S. Lee Terry, Jr.



                                          S. Lee Terry, Jr.
                                                for
                                          DAVIS GRAHAM & STUBBS LLP

cc:  Timothy L. Hoops